EXHIBIT 99.1

NIGHTSTAR THERAPEUTICS PLC

Condensed Consolidated Balance Sheets

(In thousands, except share and per share amounts)

(unaudited)

	March 31,	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$122,277	$129,404
Prepaid expenses and other assets	2,920	3,685
Research and development tax credit	3,215	1,753
Total current assets	128,412	134,842
Property and equipment, net	352	355
Total assets	$128,764	$135,197
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$5,148	$3,196
Accrued expenses and other liabilities	4,980	6,189
Total current liabilities	10,128	9,385
Total liabilities	10,128	9,385
Commitments and contingencies (see Note 11)
Shareholders’ equity:
Ordinary shares, £0.01 nominal value	1	1
Additional paid-in capital	186,779	185,943
Accumulated other comprehensive income	8,235	1,890
Accumulated deficit	(76,379)	(62,022)
Total shareholders’ equity	118,636	125,812
Total liabilities and shareholders’ equity	$128,764	$135,197

The accompanying notes are an integral part of these condensed consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

(unaudited)

	Three Months Ended March 31,
	2018	2017
Operating expenses:
Research and development	$6,064	$2,750
General and administrative	2,776	730
Total operating expenses	8,840	3,480
Other income (expense):
Interest and other income	367	4
Other (expense) income, net	(5,885)	4
Total other (expense) income, net	(5,518)	8
Net loss	(14,358)	(3,472)

Other comprehensive income:
Foreign exchange translation adjustment	6,346	143
Total comprehensive loss	$(8,012)	$(3,329)

Weighted-average ordinary shares outstanding - basic and diluted	27,861,709	11,679,707
Basic and diluted net loss per ordinary share	$(0.52)	$(0.30)

The accompanying notes are an integral part of these condensed consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Condensed Consolidated Statements of Cash Flows

(In thousands, except share amounts)

(unaudited)

	Three Months Ended
	March 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(14,358)	$(3,472)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	61	45
Non-cash share-based compensation	836	150
Unrealized foreign exchange losses	4,509	4
Changes in operating assets and liabilities:
Deferred research and development tax credit receivable	(1,382)	(727)
Prepaid expenses and other current assets	908	712
Accounts payable	1,765	(30)
Accrued expenses and other liabilities	(1,261)	196
Net cash used in operating activities	(8,922)	(3,122)
Cash flows from investing activities:
Purchases of property and equipment	(43)	(10)
Net cash used in investing activities	(43)	(10)
Cash flows from financing activities:
Proceeds of issuance of ordinary shares, net of issuance costs	-	130
Net cash provided by financing activities	-	130
Effect of exchange rate changes on cash and cash equivalents	1,838	161
Net decrease in cash and cash equivalents	(7,127)	(2,841)
Cash and cash equivalents, beginning of period	129,404	10,122
Cash and cash equivalents, end of period	$122,277	$7,281

The accompanying notes are an integral part of these condensed consolidated financial statements.

NIGHTSTAR THERAPEUTICS PLC

Notes to the Condensed Consolidated Financial Statements

(unaudited)

1. Nature of the Business

Nightstar Therapeutics plc (the “Company”) is a clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. The Company is developing a pipeline of proprietary product candidates that are designed to substantially modify or halt the progression of inherited retinal diseases for which there are no currently approved treatments. The Company’s lead product candidate, NSR-REP1, for the treatment of choroideremia (“CHM”), is in Phase 3 clinical development. The Company is also conducting a Phase 1/2 clinical trial with its second product candidate, NSR-RPGR, for the treatment of X-linked retinitis pigmentosa. The Company also has product candidates in preclinical development for a number of inherited retinal diseases for which there are no approved treatments such as Stargardt disease and Best vitelliform macular dystrophy.

The Company is a public limited company incorporated in England and Wales. On October 2, 2017 the Company completed its initial public offering (“IPO”) of American Depositary Shares (“ADS”). In the IPO, the Company sold an aggregate of 6,164,000 ADSs representing the same number of ordinary shares at a public offering price of $14.00 per ADS. Net proceeds were approximately $77.4 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company.

The accompanying unaudited interim financial statements include those of Nightstar Therapeutics plc, NightstaRx Limited, and its U.S. subsidiary, Nightstar, Inc., which was formed in 2016. For purposes of the disclosures below, unless otherwise indicated or the context otherwise requires, references to the “Company” relate to the consolidated financial statements of NightstaRx Limited and its wholly owned U.S. subsidiary, Nightstar, Inc., prior to the corporate reorganization and the newly formed Nightstar Therapeutics plc and its subsidiaries after the completion of the corporate reorganization. Please refer to Note 6 for a description of the corporate reorganization.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel, and infrastructure, and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.

The Company has funded its operations primarily from the sale of its ADSs and ordinary shares. The Company has incurred recurring losses since its inception, including net losses of $14.4 million and $3.5 million for the three month periods ended March 31, 2018 and 2017, respectively. In addition, as of March 31, 2018 and December 31, 2017, the Company had an accumulated deficit of $76.3 million and $62.0 million, respectively. The Company expects to continue to generate operating losses for the foreseeable future. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations. The Company’s inability to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies. There can be no assurances, however, that the current operating plan will be achieved or that additional funding will be available on terms acceptable to the Company, or at all. The Company believes the cash on hand at March 31, 2018 of $122.3 million will be sufficient to fund the Company’s operations for at least 12 months from the issuance date of these financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The condensed consolidated interim financial statements of Nightstar Therapeutics plc and its subsidiaries are unaudited and have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars.  All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

The accompanying unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F filed with the SEC on April 3, 2018 (the “Annual Report”).  The balance sheet as of December 31, 2017 was derived from audited consolidated financial statements included in the Company’s Annual Report but does not include all disclosures required by U.S. GAAP.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted from these interim financial statements.  However, these interim financial statements include all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to fairly state the results of the interim period.  The interim results are not necessarily indicative of results to be expected for the full year.

Research and development tax credit receivable as of December 31, 2017 previously included in prepaid and other assets has been presented as a separate line item on the Condensed Consolidated Balance Sheet to conform to current period presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the accrual for research and development expenses, the determination of the fair value of share-based awards issued, share-based compensation expense, and the recoverability of the Company’s net deferred tax assets and related valuation allowance. Estimates are periodically reviewed in light of changes in circumstances, facts, and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments that have maturities of three months or less when acquired to be cash equivalents. Cash equivalents as of March 31, 2018 and December 31, 2017 consisted primarily of money market funds.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

▪	Level 1—Quoted prices in active markets for identical assets or liabilities.
▪

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

▪

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Management believes that the carrying amounts of the Company’s consolidated financial instruments, including cash equivalents, prepaid expenses, accounts payable and accrued expenses approximate fair value due to the short-term nature of those instruments.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents. The Company places cash and cash equivalents in established financial institutions. The Company has no significant off-balance-sheet risk or concentration of credit risk, such as foreign exchange contracts, options contracts, or other foreign hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets. As of March 31, 2018 and December 31, 2017, the Company’s property and equipment consisted of lab equipment, computer equipment and office equipment, which has an estimated useful life of three years. The Company capitalizes the cost of leasehold improvements and amortizes them over the shorter of the useful life of the asset and the non-cancellable lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the condensed consolidated statement of operations and comprehensive loss. Expenditures for repairs and maintenance are charged to expense as incurred.

The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparing the book values of the assets to the expected future net undiscounted cash flows that the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the book values of the assets exceed their fair value. The Company has not recognized any impairment losses from inception through March 31, 2018.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company and the Company’s chief operating decision maker, the Company’s Chief Executive Officer, views the Company’s operations and manages its business as a single operating segment, which is the business of developing and commercializing gene therapies; however, the Company operates in two geographic regions: the United Kingdom and the United States.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development expenses consist of costs incurred in performing research and development activities, including salaries, share-based compensation and benefits, depreciation expense, travel, third-party license fees, and external costs of outside vendors engaged to conduct clinical development activities, clinical trials, cost to manufacture clinical trial materials and tax credits associated with research and development activities. Research and development tax credits received from Her Majesty's Revenue & Customs ("HMRC") are recognized as offsets to research and development expenses.

Research Contract Costs and Accruals

The Company has entered into various research and development-related contracts with research institutions and other companies. These agreements are generally cancelable, and related payments are recorded as research and development expenses as incurred. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies or clinical trials, including the phase or completion of events, invoices received and contracted costs. Estimates are made in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.

Patent Costs

The Company expenses patent application and related legal costs as incurred and classifies such costs as general and administrative expenses in the accompanying condensed consolidated statements of operations and comprehensive loss.

Share-Based Compensation

The Company recognizes compensation expense for equity awards based on the grant date fair value of the award on a straight-line basis over the requisite service period. The Company uses the fair value of its ordinary shares to determine the fair value of restricted share awards (“RSAs”) and restricted share units (“RSUs”). The fair value of options is determined using the Black-Scholes option pricing model. The Company accounts for forfeitures as they occur.

Foreign Currency Translation

The Company maintains its financial statements in the functional currency pounds sterling.  Monetary assets and liabilities denominated in currencies other than the functional currency are remeasured into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. The Company recorded a foreign exchange loss of $5.9 million and a foreign exchange gain of $4,000 for the quarters ended March 31, 2018 and 2017, respectively.  Foreign exchange gains and losses are included in other expense, net in the condensed consolidated statement of operations and comprehensive loss.

For financial reporting purposes, the financial statements of the Company, which are prepared using the functional currency of pounds sterling, have been translated into the U.S. dollar. Assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates.

Translation adjustments are not included in determining net income (loss) but are included in foreign exchange adjustment to other comprehensive income (loss), a component of shareholders’ equity.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the condensed consolidated financial statements or in its tax returns. Deferred tax assets and liabilities are determined on the basis of the differences between the condensed consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Changes in deferred tax assets and liabilities are recorded in the provision for income taxes. The Company assesses the likelihood that deferred tax assets will be recovered in the future to the extent management believes, based upon the weight of available evidence, that it is more likely than not that all or a portion of the deferred tax assets will not be realized, a valuation allowance is established through a charge to income tax expense. Potential for recovery of deferred tax assets is evaluated by estimating the future taxable profits expected and considering prudent and feasible tax planning strategies.

The Company accounts for uncertainty in income taxes by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed as the amount of benefit to recognize in the consolidated financial statements. The amount of benefits that may be used is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate, as well as the related net interest and penalties.

The Company recognizes interest and penalties related to unrecognized tax benefits on the provision for income tax line in the accompanying condensed consolidated statement of operations and comprehensive loss. As of March 31, 2018 and December 31, 2017, no accrued interest or penalties are included on the related tax liability line in the condensed consolidated balance sheet.

Research and development tax credits received from Her Majesty’s Revenue & Customs (“HMRC”) are recognized as offsets to research and development expenses.

Comprehensive Loss

The Company follows the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 220, Comprehensive Income, which establishes standards for the reporting and display of comprehensive income (loss) and its components. Comprehensive income (loss) is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company recorded a gain on foreign currency translations of $6.3 million for the quarter ended March 31, 2018 and recorded a loss related to foreign currency translation of $143,000 for the quarter ended March 31, 2017.

Net Loss per Share

Basic and diluted net loss per ordinary share is determined by dividing net loss by the weighted-average number of ordinary shares outstanding during the period. For all periods presented, the outstanding shares of unvested RSAs have been excluded from the calculation because its effect would be anti-dilutive. Therefore, the weighted-average shares outstanding used to calculate both basic and diluted loss per share are the same.

The following potentially dilutive securities have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect at March 31, 2018 and December 31, 2017:

	March 31,	December 31,
	2018	2017
Unvested restricted share and restricted share unit awards	1,093,751	1,191,344
Unvested share options	867,851	191,275

Emerging Growth Company Status

As of March 31, 2018, the Company maintained its status as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires a lessee to recognize most leases on the balance sheet but recognize expenses on the income statement in a manner similar to current practice. The update states that a lessee will recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying assets for the lease term. Leases will continue to be classified as either financing or operating, with classification affecting the recognition, measurement, and presentation of expenses and cash flows arising from a lease. The guidance must be adopted on a modified-retrospective transition approach for leases existing, or entered into after, the beginning of the earliest comparative period presented in the financial statements. For public entities, the new standard is effective for interim and annual periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments Credit losses (Topic 326) (“ASU 2016-13”), which replaces the incurred loss impairment methodology for financial instruments in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for the fiscal year beginning January 1, 2020, including interim periods within that fiscal year.  Early application is permitted for the fiscal year beginning January 1, 2019, including interim periods within that fiscal year. The guidance must be adopted using a modified-retrospective approach and a prospective transition approach is required for debt securities for which an other-than-temporary impairment had been recognized before the effective date. The Company is currently evaluating the impact of ASU 2016-13 on the consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interest with a Scope Exception (“ASU 2017-11”). ASU 2017-11 simplifies the accounting for freestanding financial instruments or equity-linked embedded features with down round features by no longer requiring entities to consider down round features when determining whether these instruments or embedded features are considered indexed to the entity’s own stock. It also requires entities that present earnings per share (“EPS”) pursuant to ASC 260 to recognize the effect of a down round feature in a freestanding equity-classified financial instrument only when it is triggered. The effect of triggering such a feature will be recognized as a dividend and reduction to income available to common shareholders in basic EPS. The guidance may be adopted using a modified-retrospective approach or retrospective approach. Early adoption is permitted, including early adoption in an interim period. The guidance is effective for the fiscal year beginning January 1, 2019 and interim periods within that fiscal year. The Company does not believe adoption of ASU 2017-11 will have a material impact on the consolidated financial statements as the Company does not have outstanding any financial instruments affected by ASU 2017-11.

Recently adopted accounting pronouncements

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory (“ASU 2016-16”), which requires the recognition of the income tax consequences of an intra-entity transfer (sales) of an asset, other than inventory, when the transfer occurs. The standard is effective for the Company beginning January 1, 2018. The Company does not currently engage in sale transactions with its wholly owned subsidiaries. Adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (“Topic 718”): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The new standard involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The new standard was effective for the Company on January 1, 2017 with early adoption permitted. The Company elected to early adopt ASU 2016-09 on January 1, 2015 and has reflected the adoption in its consolidated financial statements. The adoption of ASU 2016-09 did not have a material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”), which requires deferred tax liabilities and assets to be classified as noncurrent in the consolidated balance sheet. ASU 2015-17 was required to be adopted for annual periods beginning after December 15, 2016, including interim periods within those fiscal years. The amendment may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company elected to early adopt this guidance on January 1, 2015 and classified all previously recognized deferred tax assets and liabilities as noncurrent. The adoption of ASU 2015-17 did not have a material impact on the Company’s consolidated financial statements as the Company recorded a full valuation allowance on deferred tax assets at January 1, 2015 and subsequent reporting period ends.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company complied with the requirement to adopt ASU 2016-18 for annual periods beginning after December 15, 2017, and interim periods within those fiscal years. The adoption of ASU 2016-18 did not have a material impact on the Company’s condensed consolidated financial statements as the Company did not have balances meeting the definition of restricted cash or restricted cash equivalents as of March 31, 2018 or December 31, 2017.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (“ASU 2017-01”). ASU 2017-01 clarified the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The Company adopted ASU 2017-01 on January 31, 2018. The adoption did not have a material effect on the Company’s consolidated financial statements as the Company has not entered into transactions within the scope of ASU 2017-01.

On August 26, 2016, the FASB issued Accounting Standards Update No 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”) to clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows. This guidance became effective for the Company for interim and annual periods beginning on January 1, 2018. The adoption of ASU 2016-15 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01), which amended the guidance on the recognition and measurement of financial assets and financial liabilities.  The new guidance requires that equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) are measured at fair value with changes in fair value recognized in net income.  The guidance also requires the use of an exit price when measuring the fair value of financial instruments for disclosure purposes, eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset.  The guidance became effective for the fiscal year beginning January 1, 2018, including interim periods within that fiscal year.  Adoption of ASU 2016-01 did not have a material impact on the consolidated financial statements due to the highly conservative investment policy, which specifically restricts investment choices to high-quality, short term securities.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. The new standard does not change the accounting for modifications but clarifies that modification accounting guidance should only be applied if the fair value, vesting conditions or classification of the award changes as a result of the change in terms or conditions. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that fiscal year. The Company adopted the new standard effective January 1, 2018. The adoption of this standard did not have a material impact on the Company’s consolidated statements of cash flows.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 31,	December 31,
	2018	2017
Prepayments	$1,454	$2,574
Value-added tax receivable	1,185	905
Interest receivable	131	98
Other	150	108
Total prepaid expenses and other current assets	$2,920	$3,685

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	March 31,	December 31,
	2018	2017
Lab equipment	$393	$363
Computer and office equipment	426	382
	819	745
Less: accumulated depreciation	(467)	(390)
Total property and equipment, net	$352	$355

Depreciation expense was $61,000 and $45,000 for the quarters ended March 31, 2018 and 2017, respectively.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	March 31,	December 31,
	2018	2017
Research and development activities	$3,304	$3,791
Compensation and benefits	487	1,021
Professional fees	435	656
Other	754	721
Total accrued expenses and other liabilities	$4,980	$6,189

6. Shareholders’ Equity

Initial Public Offering

On October 2, 2017, the Company closed its IPO of ADSs.  In the IPO, the Company sold an aggregate of 6,164,000 ADSs representing the same number of ordinary shares at a public offering price of $14.00 per ADS, including the full exercise by the underwriters of their option to purchase additional ADSs. Net proceeds were approximately $77.4 million, after deducting underwriting discounts and commissions and offering expenses paid by the Company of $2.9 million. Upon the closing of the IPO, each separate class of ordinary shares of Nightstar Therapeutics plc was converted into a single class of ordinary shares of Nightstar Therapeutics plc as described further below.

Corporate Reorganization

On September 11, 2017, all shareholders of NightstaRx Limited exchanged each of the ordinary shares of different classes held by them for the same number and class of newly issued ordinary shares of Nightstar Therapeutics Limited and, as a result, NightstaRx became a wholly-owned subsidiary of Nightstar Therapeutics Limited on that date. On September 15, 2017, Nightstar Therapeutics re-registered as a public limited company and was renamed Nightstar Therapeutics plc.

Ordinary Shares

Each holder of ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders.  The Company has not declared any dividends since its inception.

7. Share-Based Compensation

As fully described in the Company’s Annual Report previously filed with the SEC on April 3, 2018, the Company was authorized under subscription agreements executed in 2013, 2015 and 2017 to grant employee incentive awards in the form of restricted ordinary shares. Prior to the IPO, the Company was authorized to issue Class B, C, D, E, and F ordinary shares.  The Company executed a reverse share split in September 2017, whereby all Class B, C, D, E, and F ordinary shares were converted into a single class of ordinary shares.  Information pertaining to the number of shares outstanding, per share amounts and share compensation has been retroactively adjusted in the accompanying financial statements and related footnotes to reflect this share split for all periods presented.

The Company grants equity awards under its share-based compensation programs, which may include share options, RSAs, RSUs, and other share-based awards. To date, the share-based awards granted to employees and directors have been in the form of RSAs, RSUs and share options.

2017 Equity Incentive Plan

Under the Company’s 2017 Equity Incentive Plan (the “2017 Plan”) approved in September 2017, the Company was authorized to issue a total of 1,500,000 ordinary shares as incentives to the Company’s employees and directors, which includes shares underlying options that may be granted from time to time under the 2017 Plan. In addition, the number of ordinary shares reserved for issuance under the 2017 Plan will automatically increase on January 1 of each year, ending on (and including) January 1, 2027, in an amount equal to 4% of the total number of shares outstanding on December 31 of the preceding calendar year. Pursuant to this provision, 1,156,188 ordinary shares were added to the number of available shares pursuant to the 2017 Plan effective January 1, 2018.

Restricted Ordinary Shares

The Company typically grants employees incentive share awards which vest over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, with the balance vesting ratably on a quarterly basis or monthly basis, over the remaining three years, with vesting commencing as of the first day of the quarter, in which the award is granted. As of March 31, 2018, all granted awards contained only service-based vesting conditions. The Company recognizes share-based compensation expense for equity awards based on the grant date fair value of the award on a straight-line basis over the requisite service period.

The unvested RSAs subject to forfeiture and unvested RSUs are not considered outstanding shares until the holders perform the requisite services or the holder is no longer an employee of the Company. Unvested RSAs that are forfeited are considered deferred shares and, subject to certain conditions, all deferred shares can be repurchased by the Company for payment of £0.01 to the holder of the deferred shares.

A summary of the changes in the Company’s RSAs and RSUs during the three-month period ended March 31, 2018 were as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested and outstanding at December 31, 2017	1,191,344	$4.92
Granted	-	-
Vested	(87,272)	2.26
Forfeited	(10,321)	3.07
Unvested and outstanding at March 31, 2018	1,093,751	$5.14

Included in the unvested and outstanding restricted shares as of March 31, 2018 and December 31, 2017 are 58,000 RSUs granted during the fourth quarter of 2017. As of March 31, 2018, total compensation costs related to the non-vested RSAs and RSUs amounted to $4.5 million, which the Company expects to recognize over the weighted-average period of 2.7 years.

Share Options

The Company typically grants employees share option awards which vest over a four-year service period with 25% of the award vesting on the first anniversary of the vesting commencement date, with the balance vesting ratably on a monthly basis over the remaining three years. During the quarter ended March 31, 2018, the Company granted a total of 676,576 options, including 72,800 options to two of its directors that will vest in equal annual installments over a three-year period and 72,800 options to four of its directors that will vest in their entirety the day before the annual general meeting of shareholders to be held in 2019.

As of March 31, 2018, all granted awards contained only service-based vesting conditions. The Company recognizes share-based compensation expense for equity awards based on the grant date fair value of the award on a straight-line basis over the requisite service period.

No share options were granted during the quarter ended March 31, 2017 or in periods prior to such date. The following table summarizes the share options-related activity during the three-month period ended March 31, 2018:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2017	191,275	$21.00	—	—
Granted	676,576	13.82	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at March 31, 2018	867,851	$15.51	9.81	$334
Exercisable as of March 31, 2018	—	—	—	—
Vested and expected to vest as of March 31, 2018	867,851	$15.51	9.81	$334

The aggregate intrinsic value of share options is calculated as the difference between the exercise price of the share options and the fair value of the Company’s ordinary shares for those share options that had exercise prices lower than the fair value of the Company’s ordinary shares at the reporting date.

The weighted-average grant date fair value of options granted during the three-month period ended March 31, 2018 was $7.70. As of March 31, 2018, there was $6.9 million of total unrecognized compensation cost related to non-vested stock options; that cost is expected to be recognized over a period of 3.4 years. All options granted have a term of 10 years.

Share option valuation

The assumptions used in the Black-Scholes option pricing model to determine the fair value of the share options granted to employees and directors during the quarter ended March 31, 2018 were as follows:

March 31,
2018
Expected option life	6 years
Risk-free interest rate	2.59% - 2.72%
Expected volatility	56.42% - 57.84%.
Expected dividend yield	0.00%

The Company recorded share-based compensation expense of $836,000 and $150,000 during the quarters ended March 31, 2018 and 2017, respectively.

Share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	March 31,	March 31,
	2018	2017
Research and development	$301	$84
General and administrative	535	66
Total share-based compensation	$836	$150

8. License Agreements

Oxford University Innovation Limited Licenses

In November 2013, the Company entered an exclusive license agreement (the “2013 Oxford Agreement”) with Oxford University Innovation (“Oxford”), formerly Isis Innovation Limited, to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of products and processes resulting from the development of those patent rights. The Company is using the licensed patent rights to develop NSR-REP1 for CHM.

As part of the consideration for this license, the Company paid upfront fees of $78,000 and past patent costs of $68,000. The 2013 Oxford Agreement requires the Company to remit fees upon the Company or any sub-licensee meeting certain milestones, as well as up to an aggregate of £375,000 ($507,000) upon the achievement of specified milestones and a low single-digit percentage of net sales upon the Company achieving regulatory approval, subject to quarterly minimums. In addition, the Company agreed to pay a mid single-digit percentage of all upfront fees, milestone and other one-off payments received by the Company.

During the quarters ended March 31, 2018 and 2017, the Company incurred £12,500 ($17,375) and £0, respectively, for maintenance fees due to Oxford, under the 2013 Oxford Agreement.

In November 2015, the Company entered into five separate exclusive license agreements (the “2015 Oxford Agreements”) to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of gene therapy products targeting five different types of inherited retinal diseases, including NSR-RPGR and NSR-BEST1, and processes resulting from the development of those patent rights.

As part of the consideration for these licenses, the Company paid upfront fees of $575,000 in the aggregate. The Company also paid past patent costs of $2,000 related to the licenses for RPGR. In addition, the Company agreed to pay Oxford annual maintenance fees for all five licenses until the formal application for regulatory approval of the product is filed, as well as a royalty upon the achievement of specified development and commercial milestones, which is calculated as a single-digit percentage of all upfront fees, milestone and other one-off payments received by the Company. The Company is also required to pay royalty payments, subject to quarterly minimums, based on a single digit percentage of net sales. In connection with the licenses, Oxford was required to transfer certain manufactured license products as well as all manufacturing documentation. The annual maintenance fee for all five licenses was £50,000 ($68,000) for the year ending December 31, 2017 and will increase to £100,000 ($135,000) through 2025 and beyond.

During each of the quarters ended March 31, 2018 and 2017, the Company has not recorded any fees due to Oxford, under the 2015 Oxford Agreements.

In October 2017, the Company entered into a separate exclusive license agreement (the “2017 Oxford Agreement”) to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of gene therapy products, including NSR-ABCA4, for the treatment of Stargardt disease.

As part of the consideration for the 2017 Oxford Agreement, the Company paid Oxford an upfront signing fee of £100,000 ($135,000). In addition, the Company agreed to pay Oxford annual maintenance fees and payments upon the achievement of specified development and commercial milestones, sales milestones based on the first achievement of predefined sales thresholds, a royalty on annual net sales, and a royalty, which is calculated as a high single-digit percentage of all upfront fees, milestone and other one-off payments received by the Company. In connection with the licenses, Oxford was required to transfer all manufacturing documentation. No annual maintenance fee was due for the year ending December 31, 2017 and will increase to £10,000 in 2018 and up to £20,000 through 2025 and beyond.

During the quarters ended March 31, 2018 and 2017, the Company has not recorded any fees due to Oxford, under the 2017 Oxford Agreement.

In the event that the Company commits a material breach, has a petition presented for winding up of the business or passes a resolution for voluntary winding up or challenges the licensed patent rights of Oxford, Oxford can terminate the applicable agreement. The Company has the right to terminate the 2013 Oxford Agreement and the 2015 Oxford Agreements if Oxford commits a material breach and at any time after the second anniversary of the applicable agreement. The Company has the right to terminate the 2017 Oxford Agreement if Oxford commits a material breach and at any time after the third anniversary of its execution date upon two months’ written notice. The 2013 Oxford Agreement, 2015 Oxford Agreements and 2017 Oxford Agreement expire on the twentieth anniversary of the applicable effective date or each license will expire upon the Company’s written election when for twelve consecutive months none of these items exist: the licensed patents continue to be in force or subsisting in another country, the Company has market exclusivity throughout the world, the Company has market exclusivity throughout any region or the Company has market exclusivity in any country. The Company can sublicense its rights under the 2013 Oxford Agreement, 2015 Oxford Agreements and 2017 Oxford Agreement.

Oxford BioMedica License

In December 2013, the Company entered into a non-exclusive license agreement (the “BioMedica License Agreement”) with Oxford BioMedica (UK) Limited (“Oxford BioMedica”) to obtain a license to certain patent rights for the commercial development, manufacture, distribution, use and sale of products and processes resulting from the development of those patent rights.

As part of the consideration for this license, the Company paid upfront fees of $100,000. In addition, the Company is also required to pay quarterly royalty payments based on net sales at a low-single digit percentage. The BioMedica License Agreement also requires the Company to make a $100,000 milestone payment upon the grant by the U.S. Food and Drug Administration of marketing approval for an AAV product for the treatment of CHM. The Company is allowed to sublicense its rights under the agreement. If this occurs, the Company is required to pay an upfront sublicense fee and royalty payments equal to a low-to-mid single-digit amount quarterly as a percentage of sublicense revenue.

In the event that the Company commits a material breach, challenges the validity of the licensed patent rights, becomes insolvent or if an order is passed or resolution is passed for the winding up of the Company or if an administrator, administrative receiver or receiver is appointed over the Company’s assets, Oxford BioMedica can terminate the BioMedica License Agreement. The Company can terminate the BioMedica License Agreement at any time and if Oxford BioMedica commits a material breach or becomes insolvent or if an order is passed or resolution is passed for the winding up of Oxford BioMedica or if an administrator, administrative receiver or receiver is appointed over Oxford BioMedica’s assets. The BioMedica License Agreement will expire on the expiration date of the related patent.

The Company has not recorded any research and development expense for the quarters ended March 31, 2018 and 2017 in connection with the BioMedica License Agreement as the Company have not met any milestones or achieved net sales, which would require the Company to remit payments.

9. Research and Development Tax Credit

As a company that carries out extensive research and development activities, the Company seeks to benefit from one of two U.K. research and development tax credit cash rebate regimes, the Small and Medium-sized Enterprises R&D Tax Credit Scheme (“SME Scheme”) and the Research and Development Expenditure scheme (“RDEC Scheme”).  Under the SME Scheme, the Company’s principal research subsidiary company, NightstaRx Limited, may be eligible to surrender the trading losses that arise from its research and development activities for a payable tax credit of up to approximately 33.4% of eligible research and development expenditures. Qualifying expenditures largely comprise employment costs for research staff, consumables and certain internal overhead costs incurred as part of research projects for which the Company does not receive income. Subcontracted research expenditures are eligible for a cash rebate of up to approximately 21.7%.

For certain periods where NightstaRx Limited is not eligible for the SME Scheme, NightstaRx Limited may be eligible for the RDEC Scheme, whereby tax relief is given at 11% of allowable research and development costs, increasing to 12% on January 1, 2018.   The RDEC plan is more restrictive with qualifying expenditures mainly comprising of employment costs for research staff.

Based on criteria established by HMRC, management of NightstaRx Limited expects a proportion of expenditures being carried out by NightstaRx Limited in relation to its pipeline research, clinical trials management and manufacturing development activities is likely to be eligible for inclusion within one of these two tax credit cash rebate regimes. In consideration of correspondence with HMRC on most recent claims submitted, management of NightstaRx Limited have completed a reassessment of which scheme is applicable and the eligible costs recorded.

The Company has recorded U.K. research and development tax credit as an offset to research and development expense in the consolidated statements of operations and comprehensive loss of $1.4 million and $0.7 million for the quarters ended March 31, 2018 and 2017, respectively.

10. Income Taxes

The Company has evaluated the positive and negative evidence bearing on the Company’s ability to realize the deferred tax assets. Management has considered the Company’s history of cumulative net losses incurred since inception and its lack of commercialization of any products or generation of any revenue from product sales since inception and has concluded that it is more likely than not that the Company will not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance has been established against the net deferred tax assets as of March 31, 2018 and December 31, 2017. Management reevaluates the positive and negative evidence at each reporting period.

The Company has not recorded any amounts for unrecognized tax benefits as of March 31, 2018 or December 31, 2017. The Company files income tax returns in the United Kingdom, United States, and certain state and local jurisdictions. The income tax returns are generally subject to tax examinations for the tax years ended December 31, 2013 through December 31, 2017. There are currently no pending income tax return examinations.

11. Commitments and Contingencies

License Agreements

The Company has entered into several license agreements (see Note 8). In connection with these agreements, the Company is required to make a number of milestone payments and annual license maintenance payments. The Company evaluated all milestone payments within the arrangements to estimate the probability of the Company meeting the milestones in accordance with ASC 450, Contingencies. All milestones that have been achieved and unpaid at March 31, 2018 and December 31, 2017 have been accrued as of March 31, 2018 and December 31, 2017.

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these ordinary course matters will not have a material adverse effect on its business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of March 31, 2018 and December 31, 2017.

Leases

The Company’s corporate headquarters is located on Euston Road, London, United Kingdom, for which, as of March 31, 2018 and December 31, 2017, the Company leased space under a cancelable lease that can be terminated by either party with three months’ advanced notice. The lease was executed with The Wellcome Trust, which is the prior holding company of Syncona, an affiliate of the Company. The lease related to this facility is classified as an operating lease.

The Company entered into a noncancelable sublease on January 10, 2017 for a facility in Lexington, Massachusetts for its U.S. operations. The lease related to the facility commenced on February 1, 2017 and is scheduled to terminate in June 2020. The lease is classified as an operating lease. As of March 31, 2018, the Company is committed to making the following lease payments:

Premises Operating Lease
(In thousands)
2018	$65
2019	89
2020	46
Total contractual obligations	$200

The Company recorded rent expense totaling $56,000 and $61,000 for the quarters ended March 31, 2018 and March 31, 2017, respectively.

Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with its Articles of Association, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

Credit Arrangement

The Company has a line of credit arrangement with a bank that allows the Company to submit payments up to £300,000 per month through the Bankers Automated Clearing Services (BACS) system. The arrangement does not require the Company to pay any interest or fees and will remain effective until terminated by either party. At March 31, 2018 and December 31, 2017, there were no amounts outstanding under the arrangement.

12. Related Party Transactions

Syncona

The Company has received accounting and professional services from Syncona, from time to time, on an as needed basis. The Company recorded no accounting and professional fees for the quarters ended March 31, 2018 and 2017, respectively. As of March 31, 2018 and December 31, 2017, the Company had $0 and $1,300 outstanding to Syncona, which is recorded in the accounts payable line in the condensed consolidated balance sheet.

University of Oxford and Related Entities

The Company, under various service agreements, receives research and development services from the University of Oxford and its subsidiaries. The University of Oxford is a shareholder of the Company. The Company recorded research and development expenses totaling $147,000 and $344,000 for the quarters ended March 31, 2018 and March 31, 2017, respectively. As of March 31, 2018 and December 31, 2017, there was $508,000 and $414,000, respectively, included in accrued expenses.

Freeline Therapeutics

Freeline Therapeutics is a majority-owned portfolio company of Syncona and provided certain ancillary research and development services to the Company through a consulting contract in 2018 and 2017. The Company recorded research and development expenses totaling $3,000 and $8,000 for the quarters ended March 31, 2018 and March 31, 2017, respectively. As of March 31, 2018 and December 31, 2017, the Company had $14,000 and $12,200, respectively, outstanding to Freeline Therapeutics.

Gyroscope Therapeutics

In January 2018, the Company entered into an agreement with Gyroscope Therapeutics Limited (“Gyroscope”), an entity controlled by Syncona. Pursuant to the agreement, the Company provided Gyroscope with certain clinical manuals and other documents. The Company recorded $36,000 as other income during the quarter ended March 31, 2018.

MacLaren Agreement

In November 2013 and as amended in 2016, the Company entered into a consulting agreement with Oxford University Innovation Ltd. (“Consulting Agreement”), for consulting services of Prof. Robert MacLaren, who was a member of the Company’s board of directors until April 15, 2018. Under the terms of the Consulting Agreement, Prof. MacLaren provides the Company with advice and expertise in relation to regulatory submissions, prepare for and attend meetings of the Company’s clinical advisory board, prepare for and attend regulatory meetings, provide scientific and medical advice in relation to the preparation of medical education materials and provide consulting services to the Company.

Under the terms of the Consulting Agreement, the Company agreed to pay consulting fees for Prof. MacLaren’s services subject to a minimum annual fee of £99,000 ($134,000).  In October 2017, the Company’s board of directors awarded Prof. MacLaren 58,000 RSUs which vest annually over a four year period from the date of award.  The Company has further agreed to pay an annual bonus in respect of Prof. MacLaren’s services based on the Company’s performance as set forth in the Consulting Agreement. The Consulting Agreement terminates in November 2019, unless an extension is mutually agreed upon.

Either party can terminate the Consulting Agreement without cause upon six months’ written notice to the other, or such shorter period as may be agreed between the Company and Oxford University Innovation Ltd. The Company can terminate the Consulting Agreement immediately by written notice and without compensation for cause, including where the services are provided negligently or otherwise not in accordance with the Consulting Agreement, or where either Prof. MacLaren or Oxford University Innovation Ltd. commits any material breach of the Consulting Agreement or commits any gross misconduct affecting the Company’s business. The Company recorded consulting fees totaling $33,000 and $30,000 for the quarters ended March 31, 2018 and March 31, 2017, respectively, under the Consulting Agreement.  As of March 31, 2018 and December 31, 2017, there was $67,000 and $8,000, respectively, outstanding to Oxford University Innovation Ltd.

13. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined benefit pension schemes on behalf of its employees. The Company paid $59,000 and $63,000 in contributions in the quarters ended March 31, 2018 and 2017, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company does not currently match employee contributions and accordingly, no matching contributions were recorded for the quarters ended March 31, 2018 and 2017.

14. Subsequent Events

On April 6, 2018, Nightstar, Inc. (“NSI”), a subsidiary of Nightstar Therapeutics plc, entered into a sublease for its new corporate headquarters in Waltham, Massachusetts. The sublease provides NSI with approximately 12,000 rentable square feet for general office use. The sublease became effective on April 26, 2018 (the “Sublease Commencement Date”) and will expire in March 2021. The rent for the office space will commence 90 days after the Sublease Commencement Date. The initial rent for the office space will be approximately $209,000 per annum and will increase every year by approximately 6%. As part of the agreement, NSI arranged for a letter of credit for approximately $58,000 as security for the sublease.

In April 2018, the Company invested a portion of its cash in high-quality, short-term U.S. Treasury obligations. Management expects to continue to utilize short term investments as the way to maximize interest income while adhering to the conservative investments policy.

Prof. MacLaren resigned from the board of directors effective April 15, 2018.

On May 24, 2018, NightstaRx Limited (“NSL”), a subsidiary of Nightstar Therapeutics plc, entered into an agreement to receive the assignment of the lease for its new office in London, United Kingdom. The assignment of the lease to NSL became effective on June 8, 2018 and the lease will expire on October 30, 2020. Annual rent is approximately £198,000, payable quarterly. NSL provided the landlord with an upfront security deposit of approximately £118,535, including value added tax. As part of this agreement, NSL also received a one-time rent concession payment from the landlord in the amount of £75,000 plus value added taxes. NSL’s performance under the lease is guaranteed by Nightstar Therapeutics plc.